

VIA FACSIMILE AND U.S. MAIL

November 25, 2009

Sean R. Creamer
Chief Financial Officer
Arbitron, Inc.
9705 Patuxent Woods Drive
Columbia, Maryland 21046

> **RE:** **Arbitron, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Forms 10-Q for the Periods Ended March 31, 2009, June 30, 2009 and**
> **September 30, 2009**
> **Definitive Proxy Statement on Schedule 14A filed April 15, 2009**
> **File No. 1-1969**

Dear Mr. Creamer:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Comparison of Year Ended December 31, 2008 to Year Ended December 31, 2007, page 43</u>

1. In future filings, please quantify the extent to which material increases in revenues are attributable to changes in prices, volume or amount of customer contracts or renewal contracts, or change in service mix. For example, you explain on page 44 the increase in revenues is due primarily to the commercialization of 12 additional PPM markets in 2008, a full year of currency associated with the Houston-Galveston and Philadelphia

markets, increases related to the radio ratings subscriber base, contract renewals and price escalations in multiyear customer contracts for your PPM service and Diary-based quantitative rating business. However, you do not quantify the impact of each of these individual factors as compared to the prior year. Please provide us with the disclosures you intend to include in future filings.

Liquidity and Capital Resources, page 50

2. We note your disclosure on page 51 indicates that under the terms of your credit facility, you are required to maintain certain leverage and coverage ratios and meet other financial conditions. In future filings please define each of your material covenants. Additionally, in future filings, if it becomes reasonably likely that you may not comply with any material covenant, please present, for your most significant and restrictive covenants, actual ratios and other actual amounts versus minimum/maximum ratios/amounts required as of each reporting date. Such presentation will allow investors to more easily understand your current ability to meet your financial covenants. It may also be necessary to show specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if applicable. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements.

Financial Statements

2. Summary of Significant Accounting Policies

Goodwill and Other Intangibles, page 64
Impairment of Long-Lived Assets, page 64

3. As of December 31, 2008, you have a significant amount of long-lived assets, including goodwill. Please tell us what consideration you gave to including your accounting for the impairment of long-lived assets, including goodwill, as a critical accounting policy. In the interest of providing readers with a better insight into management's judgments in accounting for these assets, please consider disclosing the following in MD&A in future filings:

- Identifying the reporting unit(s) to which goodwill applies;
- Sufficient information to enable a reader to understand what method you apply in estimating the fair value of your long-lived assets; and
- Explain how the assumptions and methodologies in the current year have changed since the prior year highlighting the impact of any changes.

In any event, in future filings, if any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results, please provide the following disclosures for each of these reporting units:

- Identify the reporting unit;
- The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;
- The amount of goodwill;
- A description of the assumptions that drive the estimated fair value;
- A discussion of the uncertainty associated with the key assumptions. For example, assuming you use a discounted cash flow model, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and
- A discussion of any potential events and/or circumstances that could have a negative effect on the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination in future filings. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you intend to include in future filings.

6. Property and Equipment, page 68

4. In future filings, please disclose the line item(s) in which you include depreciation and amortization, as well as amounts included in each line item for each period presented. If you do not allocate depreciation and amortization to cost of revenue, please revise your presentation on the face of your statements of income and throughout the filing to comply with SAB Topic 11:B.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2009

Legal Proceedings, page 39

5. For each legal proceeding, please tell us and revise future filings, to disclose:

- The amount of damages sought if, specified;
- The amount of any accrual, if necessary for an understanding of the contingency. We note, no accruals in your 2008 Form 10-K in Note 12;
- The range of reasonably possible loss or additional loss; or
- State that such a loss cannot be estimated.

If you believe that any losses are remote, please explain in your response. If, material, please consider updating your legal expenses in your quarterly filings.

<u>DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A</u>

<u>Compensation Discussion and Analysis</u>

<u>Setting 2008 Compensation, page 18</u>

6. Your CD&A should include a comprehensive analysis of how the compensation committee used the tools you describe to determine compensation amounts and structures, and why the committee reached its decisions. On page 18, you disclose that:

    - you review compensation paid to similarly-situated executives at the companies in your compensation peer group as a "reference point for consideration" that "augment[s]" your analysis;

    - the committee has discretion in determining the nature and extent to which it uses this information; and

    - the committee may or may not use the information at all in the course of making individual compensation decisions due to the "limitations associated with comparative pay information."

    Based on this disclosure, it is unclear whether and how the committee used peer group information to make its decisions with respect to 2008 compensation for each NEO.

    Where you discuss peer group information in future filings, please explain more specifically what comparative information was used and how and why the committee used it to reach its compensation decisions in the year in which compensation was paid. For example, in a particular year, did the company compare overall amounts of compensation, or did it also review each element of compensation the peer group companies paid? Did the company attempt to match the peer group companies at any particular level or percentile for either overall compensation or any element of compensation? Or was the information used to confirm that each NEO was receiving competitive pay after the compensation was determined using other means? If the committee compared its NEO compensation to the peer group's compensation, how did its NEO compensation measure up? What role, if any, did the peer group information play in assisting the committee's decisions about what mix of compensation was appropriate? Note that these items are not meant to be exhaustive, but are intended to illustrate how you might approach your discussion and analysis of comparative compensation in future filings.

Base Salary, page 19

7. In future filings, please ensure that you establish the nexus between the committee's practices and its decisions about actual compensation paid for the period under discussion. For example:

    -   You state that you review base salaries to ensure they are competitive with the market, but that recruiting, retaining and recognizing performance of specific executives may result in some variation from the market review. This disclosure seems general in nature and does not give insight into whether these items in fact resulted in any variation from market for salaries paid to NEOs in 2008, or the amount or direction of variation from the market that may have occurred.

    -   You state that in setting base salaries the committee considers the importance of linking a high proportion of compensation to performance in the form of non-equity incentives and long-term stock based compensation. However, the disclosure does not explain how this impacted the committee's decisions about base salaries paid to each of the NEOs in 2008. For example, did the committee cap salaries or allocate less overall compensation to salary versus other forms of compensation than the peer group companies in order to assure that a higher proportion of compensation would be based on performance?

Long-term Incentive Equity, page 22

8. Please tell us, with a view toward disclosure in future filings, how the committee determined to grant the amounts of options and restricted stock units awarded in 2008.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or, in his absence, Pamela Long, Assistant Director, at (202) 551-3760 if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, the undersigned at (202) 551-3689, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant
Chief Accountant